SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                   Ecolab Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278865100
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                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                                   Suite 4300
                          New York, New York 10006-1470
                                  212-225-2000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 7, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------
CUSIP No. 278865100
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Henkel KgaA
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    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
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   NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY                17,570,512
     EACH REPORTING       ------------------------------------------------------
 BENEFICIALLY OWNED BY
     EACH REPORTING           8       SHARED VOTING POWER
         WITH                         14,666,664
                          ------------------------------------------------------

                              9       SOLE DISPOSITIVE POWER
                                      17,570,512
                          ------------------------------------------------------

                              10      SHARED DISPOSITIVE POWER
                                      14,666,664
                          ------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           32,237,176
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25.4 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------
CUSIP No. 278865100
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HC Investments, Inc.
--------------------------------------------------------------------------------
    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

   NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY                0
     EACH REPORTING       ------------------------------------------------------
 BENEFICIALLY OWNED BY
     EACH REPORTING           8       SHARED VOTING POWER
         WITH                         14,666,664
                          ------------------------------------------------------

                              9       SOLE DISPOSITIVE POWER
                                      0
                          ------------------------------------------------------

                              10      SHARED DISPOSITIVE POWER
                                      14,666,664
                          ------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,666,664
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.5 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 5 (this "Amendment") amends and supplements the
Schedule 13D filed on December 20, 1989, as previously amended (the "Schedule 13D"), of Henkel KGaA ("KGaA") and HC Investments, Inc. ("HCI"), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company"). As required by Rule 101(a)(2)(ii) of Regulation S-T, this Amendment restates the text of the Schedule 13D in its entirety as amended hereby.

Item 1. Security and Issuer.
        -------------------

          The security to which this statement relates is the Common Stock of Ecolab. The principal executive offices of the Company are located at 370 Wabasha Street North, St. Paul, Minnesota 55102.

Item 2. Identity and Background.
        -----------------------

          The Schedule 13D is filed by KGaA and HCI. KGaA is a Kommanditgesellschaft auf Aktien organized under the laws of Germany, the principal executive offices of which are located at 67 Henkelstra(beta)e, 40191 Dusseldorf, Germany (KGaA is referred to herein, collectively with its affiliates, as "Henkel"). Henkel is a world leader in adhesives, surface technologies and oleochemicals. It is also a producer of detergents, household cleaners, cosmetics and toiletries. HCI is a holding company that holds certain U.S. investments of Henkel. Its principal executive offices are located at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899.

          All of the outstanding stock of HCI is owned by Henkel Corporation, a Delaware corporation, the principal executive offices of which are located at 2200 Renaissance Boulevard, Gulph Mills, Pennsylvania 19406. Henkel Corporation is engaged primarily in the manufacture and sale within the United States of chemical products. All of the outstanding common stock of Henkel Corporation is owned by Henkel of America, Inc., a Delaware corporation, the principal executive offices of which are located at 2200 Renaissance Boulevard, Gulph Mills, Pennsylvania 19406. Henkel of America, Inc. is a holding company. All of the outstanding stock of Henkel of America, Inc. is owned by KGaA.

          The names, addresses, occupations and citizenship of the executive officers, directors and controlling persons of HCI and KGaA are set forth on Annex I hereto. None of KGaA, HCI or, to the best knowledge of KGaA and HCI, any of the persons listed on Annex I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

          KGaA acquired 995,000 shares of Common Stock in open market purchases during October and November, 1999, for an aggregate amount equal to approximately $34,200,000. KGaA had previously acquired 150,700 shares of Common Stock in similar open market transactions in December 1997. The funds used for such purchases came from KGaA's general corporate resources.

          The remaining shares of Common Stock beneficially owned by Henkel were acquired by HCI and KGaA in connection with the consummation of certain transactions in 1989 and 1991, including the purchase and subsequent conversion of the Preferred Stock (as defined in Item 4 below), the initial establishment of the Joint Venture (as defined in Item 4 below) and the sale by Henkel of certain businesses to Ecolab, or as a result of subsequent stock splits. The Preferred Stock was initially acquired by HCI in 1989 for $110,000,000, the funds for which were obtained from indirect advances and capital contributions from KGaA out of its general corporate resources. Thereafter, in light of the greater value of the businesses that Henkel contributed to the Joint Venture and as compensation to Henkel for the sale of its non-European operations in the industrial and institutional cleaning and sanitizing business in 1991, KGaA received 3,803,333 shares of Common Stock and payments from Ecolab of approximately $138 million in cash and other consideration. Approximately $7 million of this cash amount was held by a German partnership that is part of the Joint Venture and was used to purchase 265,195 additional shares of Common Stock in open market transactions, from time to time between December 12, 1991 and September 24, 1993, that were distributed to KGaA in respect of its investment in the Joint Venture. In addition, upon consummation of the 1991 Transactions (as defined in Item 4 below), the Preferred Stock held by HCI was automatically converted, in accordance with its terms, into 3,666,666 shares of Common Stock.

Item 4. Purpose of Transaction.
        ----------------------

          Henkel and Ecolab have entered into a series of agreements and consummated a series of transactions through which they established and have conducted a long-term cooperative business relationship. Henkel's primary purpose for these agreements and transactions was for it to become and remain a long-term significant minority investor in Ecolab.

          As an initial step in establishing the relationship with Ecolab, on December 11, 1989, HCI acquired 1,100,000 shares of Series A Cumulative Convertible Preferred Stock ("Preferred Stock") of the Company.

          On July 11, 1991, Henkel and Ecolab completed the formation of a joint venture, called Henkel-Ecolab, combining the respective European industrial and institutional cleaning and sanitizing businesses of Henkel and Ecolab (the "Joint Venture"). The Joint Venture is owned substantially equally by Henkel and Ecolab, with Henkel having a simple majority interest. In addition, in connection with the establishment of the Joint Venture, Henkel sold to Ecolab its industrial and institutional cleaning and sanitizing business in approximately 20 other countries in other areas of the world (collectively, with the formation of the Joint Venture, the "1991 Transactions").

          In connection with the consummation of the 1991 Transactions, KGaA and Ecolab executed an Amended and Restated Umbrella Agreement (the "Umbrella Agreement"), an Amended and Restated Joint Venture Agreement (the "Joint Venture Agreement"), an Amended and Restated ROW Purchase Agreement and an Amended and Restated Stockholder's Agreement (the "Stockholder's Agreement"), each dated as of June 26, 1991. HCI also executed the Stockholder's Agreement and agreed to be bound by its terms. On July 18, 2000, KGaA and Ecolab executed Amendment No. 1 to Amended and Restated Stockholder's Agreement ("Amendment No. 1"), dated as of June 30, 2000. The Stockholder's Agreement, as amended by Amendment No.1, is referred to herein collectively as the "Existing Stockholder's Agreement." The Existing Stockholder's Agreement and the Joint Venture Agreement establish certain rights, obligations and limitations for Henkel with respect to its investment in Ecolab, as described herein. The Umbrella Agreement, the Joint Venture Agreement and the Stockholder's Agreement were filed as Exhibit 13,
Exhibit 14 and Exhibit 15 to the Schedule 13D, respectively, and each is incorporated herein by this reference in its entirety. Amendment No. 1 is filed with this Amendment as Exhibit 17 to the Schedule 13D and is incorporated herein by this reference in its entirety. The descriptions contained in the Schedule 13D of various of the terms of the Joint Venture Agreement, the Stockholder's Agreement and Amendment No.1 are qualified in their entirety by reference to the respective agreement.

          On December 7, 2000, KGaA and Ecolab executed a Master Agreement (the "Master Agreement") providing for a series of transactions which, if consummated, will result in the sale by Henkel of its interests in the Joint Venture to Ecolab (the "Proposed Sale") in exchange for cash in Euro or additional shares of Common Stock, at the election of Henkel, in an amount to be determined based on the earnings of the Joint Venture in fiscal years 2000 and 2001 pursuant to a formula in the Master Agreement. Based on current estimates, the purchase price will range between 520 million and 560 million Euro. If Henkel elects to take Common Stock, the number of shares to be issued will be calculated using a per share value of $41.0625, subject to a maximum of 13,203,672 and a minimum of 9,270,664 shares being issued. The Proposed Sale is subject to a number of conditions, including regulatory filings and approvals, set out in the Master Agreement. It is anticipated that the Proposed Sale would be consummated in January 2002.

          The Master Agreement provides that, if the Proposed Sale is consummated, the Existing Stockholder's Agreement will be further amended and restated in the form attached as an exhibit to the Master Agreement (the "Proposed Amended Stockholder's Agreement"), and the Umbrella Agreement and the Joint Venture Agreement will be terminated. If the Proposed Sale is consummated, the business relationship between Henkel and Ecolab will be changed, and Henkel's primary relationship with Ecolab will be that of a significant minority stockholder. In that event, the existing rights, obligations and limitations of Henkel, as restated and described herein, would be amended in certain respects, also as described herein. The Master Agreement and the form of Proposed Amended Stockholder's Agreement are filed with this Amendment as Exhibit 18 and Exhibit 19 to the Schedule 13D, respectively, and each is incorporated herein by this reference in its entirety. The descriptions contained in the Schedule 13D of various terms of the Master Agreement and the Proposed Amended Stockholder's Agreement are qualified in their entirety by reference to the respective agreement.

          Under the terms of the Existing Stockholder's Agreement, KGaA agreed that for the period ending the earlier of (x) two years after the later of (A) the termination of the Joint Venture Agreement and (B) the date on which KGaA owns less than 1% of the Company's outstanding voting securities and (y) June 26, 2009 (such period being the "Agreement Period"), subject to extension as described below, without the prior written consent of the Company, KGaA and its affiliates will not, subject to certain limitations:

          (i) acquire or propose to acquire any equity securities of the Company ("Equity Securities") or any rights to acquire any Equity Securities;

          (ii) make or participate in any solicitation of proxies or written consents, become a participant in any election contest with respect to the Company or seek to advise, encourage or influence any person or entity with respect to the voting of any voting securities of the Company;

          (iii) initiate, propose or otherwise solicit, or participate in the solicitation of, stockholders for the approval of any stockholder proposal as contemplated by Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

          (iv) form, join or in any way participate in a "group" or act in concert with any other entity with respect to any Equity Securities;

          (v) participate in or encourage the formation of any group which owns or seeks or offers to acquire beneficial ownership of securities of the Company or rights to acquire such securities or which seeks or offers to affect control of the Company or for the purpose of circumventing any provision of the Existing Stockholder's Agreement;

          (vi) solicit, seek or offer to effect, negotiate with or provide any information to any party or make any statement or proposal to the Company, or otherwise make any public announcement with respect to (A) any form of business combination or transaction involving the Company, (B) any form of restructuring, recapitalization or similar transaction with respect to the Company, (C) any acquisition or disposition of assets material to the Company, (D) any request to amend, waive or terminate certain provisions of the Existing Stockholder's Agreement or (E) any proposal or other statement inconsistent with the terms of such provisions;

          (vii) otherwise act, alone or in concert with others, to seek or offer to control or influence, in any manner, the management, the Board of Directors of the Company (the "Board") or policies of the Company; or

          (viii) knowingly instigate or encourage any person to take any of the actions described above (the foregoing being the "Standstill Provisions"). Notwithstanding the foregoing, KGaA and HCI may acquire additional voting securities of the Company either (x) from the Company, if the Company has issued additional securities in an issuance in which KGaA does not participate, subject to certain limitations or (y) so long as such acquisition would not cause KGaA and its affiliates collectively to have more than 30% (the "Permitted Percentage") of the voting power of the Company's outstanding voting. If the Proposed Sale is consummated, the Proposed Amended Stockholder's Agreement will increase the Permitted Percentage to 35%.

          If the Proposed Sale is consummated, the Standstill Provisions of the Existing Stockholder's Agreement will generally stay in place, but the Proposed Amended Stockholder's Agreement will contain an exception permitting Henkel, after December 31, 2010 or, in certain circumstances, in the event that Ecolab issues shares in such number as to dilute Henkel's percentage ownership by more than 50%, to make a written proposal (which may be modified or amended to respond to the Board or to competition from third parties) to the Board to acquire all, but not less than all, of the outstanding Equity Securities of the Company as long as the proposal includes a provision that the management headquarters of the cleaning and sanitizing business would be maintained in St. Paul, Minnesota for a least ten years. If any such proposal did not result in a transaction, Henkel would be permitted under the Proposed Amended Stockholder's Agreement to make additional comparable proposals at intervals set forth in the Proposed Amended Stockholder's Agreement (18 months after the first proposal made after December 31, 2010, 36 months after any such second proposal and 5 years after any other subsequent proposal). Any proposal made by Henkel under the exception described in this paragraph will be disclosed in a future amendment to the Schedule 13D to the extent KGaA is then advised by counsel that such disclosure is required.

          In addition, under the terms of the Existing Stockholder's Agreement, KGaA and HCI agreed that each will not sell, transfer, pledge, encumber or otherwise dispose of any Equity Securities acquired by them in connection with the 1991 Transactions together with any Equity Securities acquired during the Agreement Period (collectively, "Shares") except (i) to the Company or in a transaction approved by the Board; (ii) to one or more affiliates of KGaA that agree to be bound by the Existing Stockholder's Agreement; (iii) in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") (provided KGaA uses reasonable efforts to see that no purchaser owns more than 2% of the voting power of the Company's securities after any such sale, transfer or disposition or such purchaser agrees to be bound by the terms of the Existing Stockholder's Agreement and the Board approves such transaction); (iv) in a valid private placement if KGaA reasonably believes after due inquiry that the purchaser would not own more than 2% of the voting power of the Company's securities or such purchaser agrees to be bound by the terms of the Existing Stockholder's Agreement and the Board approves such transaction; (v) pursuant to an underwritten public offering under the Securities Act in which the managing underwriter agrees to effect the sale in a manner which will effect a broad distribution thereof (provided KGaA uses reasonable efforts to see that no purchaser owns more than 2% of the voting power of the Company's securities); (vi) pursuant to a third party tender offer not opposed by the Board; and (vii) to a bona fide financial institution in connection with the grant of a pledge or other encumbrance securing a bona fide loan under certain circumstances. Pursuant to the Existing Stockholder's Agreement, the Company has been granted certain rights of first refusal with respect to permitted transfers to be made by KGaA or HCI. In addition, in the event that, as a result of repurchases by the Company of its securities, KGaA and its affiliates have, at any time, voting power of the Company's outstanding voting securities in excess of the Permitted Percentage, the Company can cause KGaA to sell such number of shares as is necessary so that its ownership is at or below the Permitted Percentage.

          Under the Existing Stockholder's Agreement, the parties agreed that during the seventeenth year of the Agreement Period, the Company and KGaA would negotiate in good faith with respect to the extension of the Agreement Period. If the parties reach agreement, the Agreement Period shall be extended for the period agreed upon not to be less than two years. If no agreement to extend the Agreement Period is reached, the Existing Stockholder's Agreement provides that the Company shall have a put of its interest in the Joint Venture, and KGaA shall have a call on the Company's interest in the Joint Venture, as provided in the Joint Venture Agreement. The consideration payable by KGaA upon the exercise of any such put or call shall be paid first in Shares. If the Shares are purchased by the Company pursuant to any such put or call, the Agreement Period terminates on the second anniversary of the closing date of such purchase, which closing, in accordance with the Joint Venture Agreement, shall take place on December 31, 2008 unless otherwise agreed. If the Proposed Sale is consummated, the Proposed Amended Stockholder's Agreement will eliminate these provisions and extend the Agreement Period automatically until such time as Henkel and its affiliates own less than 2% of the Company's outstanding voting securities.

          KGaA has agreed in the Existing Stockholder's Agreement that, for a period of ten years from July 11, 1991 (subject to extension as provided in the Existing Stockholder's Agreement as described below), KGaA shall be present, in person or by proxy, at all meetings of stockholders of the Company so that all voting securities beneficially owned by KGaA shall be counted for purposes of determining the presence of a quorum at such meetings. In addition, KGaA agreed that it and its affiliates would vote their Shares, at KGaA's option, either in accordance with the recommendation or direction of the Board or pro rata in the same manner and proportion that votes of the stockholders of the Company (excluding KGaA and its affiliates and all executive officers or directors of Ecolab holding voting securities and the members of their immediate families) have been cast. KGaA agreed that, notwithstanding the foregoing, it and its affiliates shall cast their votes in accordance with the recommendation of the Board

          (i) in all elections of directors of the Company in which KGaA's designees are included in the slate of nominees in accordance with the terms of the Existing Stockholder's Agreement (as described below) and

          (ii) on all matters (A) submitted to the vote of stockholders of the Company which have been proposed by any stockholder or stockholders, (B) affecting or regarding the compensation or benefits of directors, officers or employees of the Company and (C) relating to matters concerning the continued independent, publicly traded nature of the Company or any potential change in control of the Company (other than the matters set forth in clauses (v), (w) and (x) below) or concerning federal or state statutes relating to such matters. KGaA and its affiliates are free to cast their votes as KGaA determines in its sole discretion with respect to any of the following transactions initiated by the Board which are presented at a meeting of stockholders of the Company for their approval (any such transaction being referred to herein as a "Strategic Transaction"):

          (v) any disposition of the Company (by way of merger, sale of assets or otherwise) or a substantial part of its assets;

          (w) any recapitalization of the Company (other than a recapitalization for the purpose of forming a holding company or to effect a change in the Company's state of incorporation);

          (x) any liquidation of, or consolidation involving, the Company;

          (y) any increase in the Company's authorized shares or other amendment to the Restated Certificate of Incorporation or By-Laws of the Company; or

          (z) any transaction not otherwise covered by the provisions described in this paragraph that could reasonably be expected to have a material effect on KGaA's investment in the Shares.

          The Existing Stockholder's Agreement provides that until the end of the Agreement Period the period of the voting agreement described in the preceding paragraph shall be extended automatically for a period of one year on the last day of each year of the voting agreement unless KGaA elects, upon notice provided in accordance with the Existing Stockholder's Agreement, not to extend the voting agreement. If KGaA elects not to extend the voting agreement provisions as described above, the Company shall have a call on the Shares at the then average market value and on Henkel's ownership interest in the Joint Venture, as provided in the Joint Venture Agreement. If the Proposed Sale is consummated, the Proposed Amended Stockholder's Agreement will amend these provisions to eliminate any difference between the period during which these voting agreements apply and the Agreement Period and will extend these voting agreements as long as the agreement is in effect.

          In the Existing Stockholder's Agreement, the Company agreed to take or cause to be taken all necessary actions to appoint or elect to the Board and, at each annual meeting of the stockholders of the Company thereafter until the end of the Agreement Period, to nominate or cause to be nominated for election to the Board such number of individuals designated by KGaA for election as members of the Board as is necessary to provide KGaA with representation on the Board proportionate with its stock ownership. In accordance with these provisions, Albrecht Woeste, Roland Schulz and Hugo Uyterhoeven currently serve as members of the Board. This provision will remain generally the same if the Proposed Amended Stockholder's Agreement becomes effective, except that, if Henkel acquires additional shares of Common Stock up to the Permitted Percentage, the number of individuals that Henkel would be entitled to designate for nomination could increase correspondingly.

          In the Existing Stockholder's Agreement, the Company agreed to grant KGaA certain "piggyback" registration rights and certain demand registration rights with respect to permitted sales of at least 500,000 shares of Common Stock. If the Proposed Amended Stockholder's Agreement becomes effective, these provisions will generally remain unchanged except that the minimum size for a demand registration would be 1% of the Company's then outstanding Common Stock.

          The restrictions on, among other things, sales, purchases and voting described above terminate under the Existing Stockholder's Agreement upon a Change in Control of the Company (as hereinafter defined), the determination of the Board to effect, or to solicit proposals to effect, or to cause the Company to enter into a definitive agreement providing for the Sale of the Company (as hereinafter defined) or a breach by the Company of any material obligation under the Existing Stockholder's Agreement.

          For purposes of the Existing Stockholder's Agreement and the Joint Venture Agreement, a "Change in Control of the Company" shall be deemed to have occurred if

          (i) at any time, any person (other than KGaA or any of its affiliates or the Company, an employee stock ownership plan or other pension, stock bonus or stock incentive plan of the Company or any of its subsidiaries) is or becomes the beneficial owner of, or makes a tender or exchange offer pursuant to Section 14(d) of the Exchange Act with respect to which the Company does not recommend rejection (it being understood that such restrictions shall not be terminated until the Company has publicly taken a position with respect to such offer or has stated that it will remain neutral or is unable to take a position with respect thereto) in accordance with Rule 14e-2 of the Exchange Act, any successor regulation or otherwise for, an amount of voting securities of the Company greater than one-half of the excess of (A) the number of outstanding voting securities of the Company over (B) the number of voting securities of the Company which result from multiplying the number of outstanding voting securities of the Company by the percentage of voting securities of the Company that KGaA and its affiliates are permitted to own (if the Proposed Amended Stockholder's Agreement becomes effective, the amount of voting securities that will trigger this will be changed to greater than 32.5%),

          (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, together with any new director whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof or

          (iii) at any time any person other than KGaA or any of its affiliates by way of ownership of voting securities, representation on the Board or both, is in fact controlling the operations of the Company.

          For purposes of the Existing Stockholder's Agreement, a "Sale of the Company" shall mean a merger (other than a merger for the purpose of forming a holding company or to effect a change in the Company's state of incorporation), combination or, in any one or more related transactions, sale of all or substantially all of the Company's assets as a result of which the directors of the Company immediately prior to such transaction do not represent a majority of the board of directors, or the stockholders of the Company immediately prior to such transaction do not continue to own equity securities representing more than 50% of the vote and of the equity, of the ultimate controlling corporation following such merger or combination or succeeding to ownership of all or substantially all of the Company's assets.

          The material changes to the terms of the Existing Stockholder's Agreement that will be implemented by the Proposed Amended Stockholder's Agreement are as set forth in this Amendment, including Item 6 below. The remaining provisions of the Existing Stockholder's Agreement described in this Amendment will remain in full force and effect.

          Henkel intends to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Ecolab, the availability and price of shares of Common Stock on the open market, Henkel's overall relationship with Ecolab and the status of the Joint Venture, and other general market and investment conditions, Henkel may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Existing Stockholder's Agreement and applicable law.

          Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.
         ------------------------------------

          (a)-(b) At the date hereof, in the aggregate, the 32,237,176 shares of Common Stock owned by HCI and KGaA represent approximately 25.4% of the 127,014,480 shares of Common Stock represented by Ecolab to be outstanding in the Master Agreement.

          Of that total, HCI beneficially owns 14,666,664 shares of Common Stock (approximately 11.5% of such total). HCI and, by virtue of its indirect control of HCI, KGaA share the power to vote and the power to dispose of these shares of Common Stock.

          KGaA directly and beneficially owns the remaining 17,570,512 shares of Common Stock (approximately 13.8% of such total). KGaA has the sole power to vote and the sole power to dispose of those shares of Common Stock.

          At the date hereof, to the best knowledge of HCI and KGaA, Albrecht Woeste (the Chairman of the Supervisory Board of KGaA and a member of the Board) is the beneficial owner (with sole voting and dispositive power) of 43,404 shares of Common Stock (including 24,800 shares that could be purchased under stock options granted by Ecolab and 6,669 shares represented by stock units granted by Ecolab under its Non-Employee Director Deferred Compensation Plan). At the date hereof, to the best knowledge of HCI and KGaA, Roland Schulz (a member of the Board of Management of KGaA and a member of the Board) is the beneficial owner (with sole voting and dispositive power) of 41,541 shares of Common Stock (including 21,600 shares that could be purchased under stock options granted by Ecolab and 5,924 shares represented by stock units granted by Ecolab under its Non-Employee Director Deferred Compensation Plan). HCI and KGaA disclaim beneficial ownership of any of the shares beneficially owned by Albrecht Woeste and Roland Schulz.

          At the date hereof, except as stated herein, neither HCI nor KGaA nor, to the best of their knowledge, Henkel of America, Inc., Henkel Corporation or any of the persons listed on Annex I hereto beneficially owns any shares of Common Stock (other than shares of Common Stock beneficially owned by HCI or KGaA of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act).

          (c) No transactions in shares of Common Stock were effected during the past 60 days by HCI or KGaA or, to the best of their knowledge, by Henkel of America, Inc., Henkel Corporation or any of the persons listed on Annex I hereto.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        --------------------------------------------------------
        with Respect to Securities of the Issuer.
        ----------------------------------------

          The Joint Venture Agreement contains provisions affording KGaA, upon the occurrence of certain events, a call on the Company's ownership interest in the Joint Venture. The price to be paid to the Company upon the exercise of any such call varies depending upon the event that triggers the right.

          Upon the refusal of KGaA to extend the Agreement Period of the Stockholder's Agreement, KGaA would pay a portion of the "Acquisition Value" of the Joint Venture for the Company's interest in the Joint Venture. The Joint Venture Agreement provides that such Acquisition Value shall be the fair market value of the Joint Venture as a going concern being sold as an entirety as determined by three qualified appraisers.

          If the Company does not agree to extend the Agreement Period in spite of KGaA's willingness to do so, KGaA would pay a portion of the "Trading Value" of the Joint Venture for the Company's interest. The Joint Venture Agreement provides that such Trading Value shall be the market value of the Joint Venture determined as if it were publicly traded without taking into account any acquisition value or "premium" as if sold as an entirety.

          KGaA also has a call on the Company's interest in the Joint Venture for a portion of the Trading Value of the Joint Venture upon the issuance of securities by the Company in an amount sufficient to dilute KGaA's ownership interest in the Company below certain levels, the occurrence of a Change in Control of the Company, a breach by the Company of the Joint Venture Agreement or the bankruptcy of the Company.

          If a third party acquires more than 50% of the Company's outstanding voting securities, KGaA has a call on the Company's ownership interest in the Joint Venture for a portion of the Trading Value of the Joint Venture, with the Shares used as payment being valued at the highest price per share paid by such third party. As described below, following any such acquisition, KGaA also has certain rights to "economic parity."

          The consideration payable by KGaA upon the exercise of any call described above must be paid first in Shares, valued (except as described in the previous paragraph) at their then average market value, and then in cash. In each case, if the value of the Shares exceeds the amount payable, the Company shall have a call on the remaining Shares owned by KGaA at their then average market value.

          The Joint Venture Agreement also provides the Company with certain similar rights to put its interest in the Joint Venture to KGaA in return for Shares in the case of a refusal of KGaA or the Company to extend the Agreement Period, a change in control of Henkel or a breach by KGaA of the Joint Venture Agreement. The Company shall also have a call on KGaA's ownership interest in the Joint Venture if KGaA elects not to extend the voting agreement provisions of the Stockholder's Agreement or in the event of a bankruptcy of KGaA.

          As described above, the Existing Stockholder's Agreement provides certain similar put and call rights pursuant to which KGaA may cause the Company to purchase, or the Company may cause KGaA to sell, the Shares held by KGaA in certain events, including some of the events triggering puts or calls in the Joint Venture Agreement.

          If the Proposed Sale is consummated and the Proposed Amended Stockholder's Agreement becomes effective, the put and call rights relating to the Joint Venture would be terminated.

          If a third party acquires beneficial ownership of more than 50% of the outstanding voting securities of the Company, KGaA has the right to give notice to the Company of its election to receive "economic parity" for its Shares. On July 18, 2000, KGaA and Ecolab executed Amendment No. 1 to Amended and Restated Stockholder's Agreement ("Amendment No. 1"), dated as of June 30, 2000, pursuant to which this, but only this, provision of the Stockholder's Agreement was amended. Amendment No. 1 is filed with this Amendment as Exhibit 17 to the
Schedule 13D and is incorporated herein by this reference in its entirety. The descriptions contained in this Amendment of the terms of Amendment No. 1 are qualified in their entirety by reference to Amendment No. 1. As so amended, if KGaA gives notice within a specified period of its election to receive "economic parity," the Company must pay KGaA the aggregate spread between the market value of the Shares it continues to hold, and between the sale price of Shares it sold after the third party's acquisition of 50%, and the highest price per share paid by the third party in obtaining its 50%. The Company may elect to pay this spread in cash or in non-redeemable securities with a value equal to the spread, in which case the Company must, if requested by KGaA within a specified period, either find a purchaser of these securities or register them for resale in a manner that ensures that KGaA receives cash in the amount of the spread. This provision would remain generally unchanged if the Proposed Amended Stockholder's Agreement becomes effective.

          In addition, as described above, the Existing Stockholder's Agreement contains certain standstill provisions with respect to KGaA's actions with respect to the Shares.

          The Proposed Amended Stockholder's Agreement contains a provision entitling KGaA, in the event Henkel's ownership interest is diluted by more than 25% over any 24-month period by issuances of Voting Securities, to require the Company to (at the Company's election) buy or arrange the sale of all of the Shares. Under this provision, within 24 months of KGaA's exercise of this right, Henkel would be guaranteed to receive an aggregate amount equal to the average closing price of the Common Stock at the time of the dilution, plus interest until paid in full, with the Company required to pay any shortfall to Henkel, and Henkel paying any excess amount to the Company.

          In addition, the Proposed Amended Stockholder's Agreement contains a provision entitling the Company to buy back the Shares from Henkel in the event KGaA agrees to be acquired by or becomes controlled by a competitor of the Company with at least $200 million in annual sales in the cleaning and sanitizing field.

          Except as set forth herein or in the agreements described or incorporated by reference herein, neither HCI nor KGaA nor, to the best of their knowledge, Henkel of America, Inc., Henkel Corporation or any of the persons listed on Annex I hereto has any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.
        --------------------------------


Exhibit 1 Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989

Exhibit 2 Amendment No. 1 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989

Exhibit 3 Confidentiality Agreement between Henkel KGaA and Ecolab Inc. dated November 13, 1989

Exhibit 4  Press Release issued by Ecolab Inc. and Henkel KGaA on
           December 11, 1989

Exhibit 5 Amendment No. 2 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of September 11, 1990

Exhibit 6 Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990

Exhibit 7 Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990

Exhibit 8 Stockholder's Agreement between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990

Exhibit 9 Amendment No. 3 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 10 First Amendment to the Umbrella Agreement by and between Henkel
           KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 11 First Amendment to the Joint Venture Agreement by and between Henkel
           KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 12 First Amendment to the Stockholder's Agreement between Henkel
           KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 13 Amended and Restated Umbrella Agreement by and between Henkel
           KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 14 Amended and Restated Joint Venture Agreement by and between Henkel
           KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 15 Amended and Restated Stockholder's Agreement between Henkel
           KGaA and Ecolab Inc.dated as of June 26, 1991

Exhibit 16 Press Release issued by Ecolab Inc. and Henkel KGaA on July 11, 1991

Exhibit 17 Amendment No. 1 to Amended and Restated Stockholder's Agreement
           between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000

Exhibit 18 Master Agreement, dated as of December 7, 2000, between
           Ecolab Inc. and Henkel KGaA

Exhibit 19 Form of Second Amended and Restated Stockholder's Agreement

                                    Signature

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Dated: December 14, 2000


                                 Henkel KGaA



                                 By: /s/ Carl Braun
                                     --------------------------------
                                     Dr. Carl Braun
                                     Vice President



                                 By: /s/ Thomas-Gerd Kuhn
                                     --------------------------------
                                     Thomas-Gerd Kuhn
                                     Senior Corporate Counsel


                                 HC Investments, Inc.



                                 By: /s/ James E. Ripka
                                     --------------------------------
                                     James E. Ripka
                                     President

                                  Exhibit Index
                                  -------------

Exhibit 1    Stock Purchase Agreement by and among HC Investments, Inc.,       *
             Henkel KgaA and Ecolab Inc. dated as of December 11, 1989

Exhibit 2    Amendment No. 1 to Stock Purchase Agreement by and among HC       *
             Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
             December 11, 1989

Exhibit 3    Confidentiality Agreement between Henkel KGaA and Ecolab Inc.     *
             dated November 13, 1989

Exhibit 4    Press Release issued by Ecolab Inc. and Henkel KGaA on December   *
             11, 1989

Exhibit 5    Amendment No. 2 to Stock Purchase Agreement by and among HC      **
             Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of September 11, 1990

Exhibit 6    Umbrella Agreement by and between Henkel KGaA and Ecolab Inc.    **
             dated as of September 11, 1990

Exhibit 7    Joint Venture Agreement by and between Henkel KGaA and           **
             Ecolab Inc. dated as of September 11, 1990

Exhibit 8    Stockholder's Agreement between Henkel KGaA and Ecolab Inc.      **
             dated as of September 11, 1990

Exhibit 9    Amendment No. 3 to Stock Purchase Agreement by and among HC     ***
             Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of March
             8, 1991

Exhibit 10   First Amendment to the Umbrella Agreement by and between        ***
             Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 11   First Amendment to the Joint Venture Agreement by and between   ***
             Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 12   First Amendment to the Stockholder's Agreement between Henkel   ***
             KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 13   Amended and Restated Umbrella Agreement by and between Henkel  ****
              KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 14   Amended and Restated Joint Venture Agreement by and between    ****
             Henkel KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 15   Amended and Restated Stockholder's Agreement between Henkel    ****
             KGaA  and Ecolab Inc. dated as of June 26, 1991

Exhibit 16   Press Release issued by Ecolab Inc. and Henkel KGaA on         ****
             July 11, 1991

Exhibit 17 Amendment No. 1 to Amended and Restated Stockholder's Agreement 34 between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000

Exhibit 18   Master Agreement, dated as of December 7, 2000, between Ecolab   37
             Inc. and Henkel KGaA

Exhibit 19   Form of Second Amended and Restated Stockholder's Agreement      90

*    Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.

** Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.

*** Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.

**** Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on
     July 16, 1991.

                                     ANNEX I
                                     -------

                 Officers and Directors of HC Investments, Inc.
                 ----------------------------------------------

         The following table sets forth the name, business address, position with HCI and present principal occupation of each director and executive officer of HCI. Each individual listed below is a citizen of the United States.

                                       Position with HCI and Present
Name and Address                    Principal Occupation or Employment
----------------                    ----------------------------------

Mr. James E. Ripka             Vice President and Treasurer of Henkel
Henkel Corporation             Corporation; Director, Chairman of the Board
The Triad, Suite 200           of Directors and President of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Kenneth R. Pina            Senior Vice President, Chief Legal Officer
Henkel Corporation             and Secretary of Henkel Corporation;
The Triad, Suite 200           Secretary of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Timothy V. Eisenhut        Vice President, Tax of Henkel Corporation;
Henkel Corporation             Director and Vice President, Finance
The Triad, Suite 200           and Treasurer of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Brian Friend               Director of Tax of Henkel Corporation;
Henkel Corporation             Director and Vice President, Tax of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Lloyd Overton Martin       Assistant Vice President, Corporate,
Wilmington Trust Company       Financial Services Department, Wilmington
1105 North Market Street       Trust Company; Director and Assistant
Suite 1300                     Treasurer of HCI
Wilmington, DE  19899

Mr. Gregory Gaglione           Associate General Counsel and Assistant
Henkel Corporation             Secretary of Henkel Corporation;
The Triad, Suite 200           Assistant Secretary of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

                      Officers and Directors of Henkel KGaA
                      -------------------------------------


         The following table sets forth the name, business address (except as noted), position with KGaA and present principal occupation of each director, executive officer and controlling person of KGaA. Each individual listed below is a citizen of Germany, except Mr. de Keersmaecker, who is a citizen of Belgium, and Dr. Morwind, who is a citizen of the Republic of Austria.


Name and Address                      Present Principal Occupation or Employment
----------------                      ------------------------------------------

Supervisory Board:
------------------

Mr. Albrecht Woeste                        Owner, President and Managing
Henkelstrasse 67                           Director of R. Woeste GmbH & Co. KG
40191 Dusseldorf                           and Chairman of the Supervisory Board
Germany                                    and Chairman of the Shareholders'
                                           Committee of KGaA

Dr. Ulrich Cartellieri                     Member of the Board of Management of
Deutsche Bank AG                           Deutsche Bank AG
D-60262 Frankfurt
Germany

Mr. Hans Dietrichs                         Member of the Works Council of KGaA
Ziegeleistrasse 56
39307 Genthin
Germany

Mrs. Ursula Fairchild                      Photographer
6126 Avenida Cresta
La Jolla, California  92037
United States
(residence)

Mr. Benedikt-Joachim Freiherr von Herman   Forester
Obere Dorfstrasse 1
88489 Wain
Germany

Mr. Bernd Hinz                             Member of the Works Council of KGaA
Rheinstrasse 48
51371 Leverkusen
Germany

Name and Address                      Present Principal Occupation or Employment
----------------                      ------------------------------------------

Supervisory Board:    (continued)
------------------

Prof. Dr. Dr. h.c. Heribert Meffert        Professor at the University of
Potstiege 56                               Munster  and Director of the
48161 Munster                              Institute for Marketing
Germany

Mr. Hans Mehnert                           Member of the Works Council of KGaA
Im Strasschen 51
40789 Monheim
Germany

Prof. Dr. Dr. Heinz Riesenhuber            Member of Parliament
Bundesforschungsminister a.D.
Deutscher Bundestag
Platz der Republik 1
11011 Berlin
Germany

Mr. Heinrich Thorbecke                     Owner and Managing Director of Bank
Wolfgangweg 17                             Thorbecke in Geneva, Switzerland
CH-9014 St. Gallen
Switzerland

Mr. Michael Vassilidias                    Chemical Engineer at IG Bergbau
Konigsworther Platz 6
30167 Hannover
Germany

Mr. Bernhard Walter                        Chairman of the Board of Managing
60301 Frankfurt                            Directors of Dresdner Bank AG
Germany

Mr. Jurgen Walter                          Officer of IG Bergbau - Chemie,
c/o IG Bergbau - Chemie, Energie           Energie (Industrial union of
Konigsworther Platz 6                      employees in the chemical industry)
30167 Hannover
Germany

Mrs. Brigitte Weber                        Member of the Works Council of KGaA
Pestalozzistrasse 12
40764 Langenfeld
Germany

Name and Address                     Present Principal Occupation or Employment
----------------                     ------------------------------------------

Supervisory Board:    (continued)
------------------

Dr. Anneliese Wilsch-Irrgang               Chairman of the Management Personnel
Flotowstrasse 2a                           Representatives of KGaA
40593 Dusseldorf
Germany

Mr. Winfried Zander                        Chairman of the Works Council of KGaA
Henkelstrasse 67                           and Vice Chairman of the Supervisory
40191 Dusseldorf                           Board
Germany

Board of Management:
-------------------

Dr. Ulrich Lehner                          President and Chief Executive
Henkelstrasse 67                           Officer and Chairman of the Board
40191 Dusseldorf                           of Management of KGaA
Germany

Mr. Guido de Keersmaecker                  Executive Vice President-Adhesives
Henkelstrasse 67                           of KGaA
40191 Dusseldorf
Germany

Dr. Jochen Krautter                        Executive Vice President Finance and
Henkelstrasse 67                           Logistics of KGaA
40191 Dusseldorf
Germany

Dr. Klaus Morwind                          Executive Vice President-Detergents/
Henkelstrasse 67                           Cleaning Products of KGaA
40191 Dusseldorf
Germany

Dr. Roland Schulz                          Executive Vice President-Human
Henkelstrasse 67                           Resources, Hygiene and Surface
40191 Dusseldorf                           Technologies of KGaA
Germany

Name and Address                     Present Principal Occupation or Employment
----------------                     ------------------------------------------

Board of Management:    (continued)
--------------------

Dr. Uwe Specht                             Executive Vice President- Cosmetics/
Henkelstrasse 67                           Toiletries of KGaA
40191 Dusseldorf
Germany

Shareholders' Committee:
------------------------

Mr. Albrecht Woeste                        Owner, President and Managing
Henkelstrasse 67                           Director of R. Woeste GmbH & Co. KG
40191 Dusseldorf                           and Chairman of the Supervisory
Germany                                    Board and Chairman of the
                                           Shareholders' Committee of KGaA

Dr. Simone Bagel                           Biologist
Beethovenstrasse 62
53115 Bonn
Germany

Mr. Stefan Hamelmann                       Owner of Franz Hamelmann
Hebbelstrasse 13                           Baugesellschaft MbH
40237 Dusseldorf
Germany

Dr. h.c. Ulrich Hartmann                   President and Chief Executive Officer
Bennigsenplatz 1                           of E.ON AG
40474 Dusseldorf
Germany

Chrisoph Henkel                            Independent Entrepreneur and Business
Henkelstrasse 67                           Executive
40191 Dusseldorf
Germany

Dr. Jurgen Manchot                         Vice Chairman of the Shareholders'
Henkelstrasse 67                           Committee of KGaA and Chemist
40191 Dusseldorf
Germany

Mr. Thomas Manchot                         Entrepreneur
Kaiser-Wilhelm-Ring 43a
40545 Dusseldorf
Germany

Name and Address                       Present Principal Occupation orEmployment
----------------                       -----------------------------------------

Shareholders' Committee:    (continued)
------------------------
Dr. Christa Plichta                        Physician
Chemin Colladon 22
CH-1209 Geneve
Switzerland

Dr. Wolfgang Roller                        Chairman of the Supervisory Board of
c/o Dresdner Bank AG                       Dresdner Bank AG
60301 Frankfurt Am Main
Germany

Mr. Burkhard Schmidt                       Managing Director of Jahr Holding
Stubbenhuk 7                               GmbH & Co KG
20459 Hamburg
Germany

Dr. Hans-Dietrich Winkhaus                 Former President and Chief Executive
Henkelstrasse 67                           Officer of KGaA; Chairman of the
40191 Dusseldorf                           Supervisory Board of Deutsche Telekom
Germany                                    AG